Exhibit 12.1
Bookham, Inc.
Schedule of Ratio of Earnings to Fixed Charges

	Year Ended			Six Months Ended	Year Ended
(Amounts in thousands)	June 30, 2007	July 1, 2006	July 2, 2005	July 3, 2004	December 31, 2003	December 31, 2002

Loss before income taxes:	$(82,070)	$(99,246)	$(247,957)	$(67,580)	$(129,186)	$(164,938)

Add: Fixed charges	1,016	5,365	6,325	1,851	3,719	1,127

Loss as Adjusted	$(81,054)	$(93,881)	$(241,632)	$(65,729)	$(125,467)	$(163,811)

Fixed Charges	$1,016	$5,365	$6,325	$1,851	$3,719	$1,127
Preferred dividends	—	—	—	—	—	—

Total combined fixed charges and preferred stock dividends	$1,016	$5,365	$6,325	$1,851	$3,719	$1,127

Deficiency of earnings to cover fixed charges	$(82,070)	$(99,246)	$(247,957)	$(67,580)	$(129,186)	$(164,938)

Deficiency of earnings to cover fixed charges and preferred stock dividends	$(82,070)	$(99,246)	$(247,957)	$(67,580)	$(129,186)	$(164,938)

Ratio of earnings to fixed charges (1)	$—	$—	$—	$—	$—	$—

(1)	Earnings were insufficient to cover fixed charges